Exhibit 99.1

ZenaTech Secures Irish Aviation Authority Operational Authorization for Drone-Based Crop and Soil Nutrient Application Services

SORA-based authorization for ZenaDrone enables the Drone as a Service platform to deliver large-scale precision agriculture applications to farmers and supports planned expansion into additional European markets

Vancouver, British Columbia (September 10, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech” or the “Company”), a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that its Drone as a Service subsidiary will expand its precision agriculture drone-based services to farmers in Ireland. The Company received Specific Operations Risk Assessment (SORA) approval from the Irish Aviation Authority (IAA), granted under European Union Aviation Safety Agency (EASA) guidelines. The approval was given to its drone subsidiary, ZenaDrone, at the Company’s EMEA DaaS headquarters located near Dublin, Ireland, authorizing large-scale targeted aerial application of fertilizer, lime, bio stimulants, and other non-plant protection products on Irish farmland and granular spreading at scale, helping farmers reduce product inputs, operating costs, risk to personnel, and environmental impact.

“This milestone for ZenaDrone and our Drone as a Service platform demonstrates that we can clear the regulatory bar for the initiation of large-scale aerial precision agriculture in Ireland and beyond,” said Shaun Passley, Ph.D., CEO of ZenaTech. “EASA’s framework is used across the European Union, as this approval provides a replicable template to apply market by market rather than starting fresh. We believe that precision agriculture is a large and underpenetrated opportunity globally, and having an approved and repeatable path forward will aid our rollout and recurring Drone as a Service revenue growth as we plan future expansion across Europe and into other regions.”

Precision agriculture is a sector facing historically high fertilizer costs and increasing environmental scrutiny. Drone-based aerial application allows precise, targeted spreading on terrain unsuitable for heavy machinery, reducing soil compaction and run-off risk while cutting input costs and personnel exposure. Ireland's Environmental Protection Agency reported in 2026 that nitrogen concentrations in Irish rivers rose 10% year-over-year, with excess fertilizer run-off cited as a leading cause, underscoring demand for more precise application methods of the kind that ZenaTech's ZenaDrone and DaaS platform are now authorized to provide.

The SORA authorization allows the company to operate complex, autonomous aerial missions at scale, without requiring customers to navigate aviation safety regulation, pilot certification, hardware costs and maintenance directly. Management believes this regulatory pathway supports its broader strategy of scaling DaaS as a recurring-revenue, subscription-based service across multiple geographies and industry verticals, including forestry, renewables, construction, and infrastructure monitoring.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for applications such as agriculture and logistics, as well as ISR, cargo, and counter-UAS for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, the IQ Aqua, for underwater applications, and the IQ Octo for precision agriculture. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities, including its planned franchise business strategy for drone-based power washing described above, which is in the planning stage and subject to change. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to, ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; its ability to develop and finalize a franchise business strategy and operations manual for drone-based power washing services and to execute on that strategy in Florida and nationally as currently contemplated; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products such as the ZenaDrone 1000, IQ Square, and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions or franchise agreements; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.